Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

January 28, 2020

€150,000,000

Floating Rate Notes due 2022

FINAL TERM SHEET

January 28, 2020

Issuer:	Prologis Euro Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Security:	Floating Rate Notes due 2022 (the “Notes”)

Expected Ratings (Moody’s/S&P)*:	A3 / A- (Stable/Stable)

Principal Amount:	€150,000,000

Trade Date:	January 28, 2020

Settlement Date:	February 6, 2020 (T+7)

Maturity Date:	February 6, 2022

Interest Payment Dates:	February 6, May 6, August 6 and November 6, commencing on May 6, 2020

Interest Reset Dates:	Quarterly on February 6, May 6, August 6 and November 6

Spread:	+28.0 bps

Interest Rate:	Base Rate plus the Spread. The minimum Interest Rate shall not be less than zero

Base Rate:	EURIBOR

EURIBOR Reference:	Reuters Page EURIBOR01

Index Maturity:	Three months

Initial Interest Rate:	Initial Base Rate plus the Spread

Initial Base Rate:	3-month EURIBOR in effect on February 4, 2020 (the second TARGET2 Business Day immediately prior to the Settlement Date)

Re-offer Price:	100.245%

Underwriting Discount:	0.10%

Net Proceeds, Before Expenses, to Issuer:	€150,217,500

Optional Redemption:

On and after January 6, 2022 (one month prior to their maturity), the issuer may redeem the Notes in whole, at any time, or in part, from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

Prior to January 6, 2022 (one month prior to their maturity), the Notes are not redeemable, except that the issuer may redeem all, but not less than all, of the Notes at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption, in the event of certain changes in the tax law of the United States (or any taxing authority thereof or therein) which would obligate it to pay additional amounts.

Use of Proceeds:

The Issuer intends to lend or distribute the net proceeds from the Notes to the Guarantor or one of its other subsidiaries. The Guarantor intends to use the net proceeds to repay indebtedness, which may include the redemption of its 1.375% Notes due 2021. The Guarantor expects to use the remaining net proceeds for general corporate purposes. In the short term, the Guarantor may also use the amounts received from the Notes to repay borrowings under its global line of credit.

Currency of Payment:

All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:

The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Day Count Convention:	Actual / 360

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Modified Following, Adjusted

Denomination:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS2113135797 / 211313579 / 74341EAG7

Calculation Agent:	Elavon Financial Services DAC, UK Branch

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange

Joint Book-Running Managers:	Merrill Lynch International HSBC Bank plc Morgan Stanley & Co. International plc BNP Paribas ING Bank N.V.

Senior Co-Managers:	Citigroup Global Markets Limited Goldman Sachs & Co. LLC

Mizuho International plc MUFG Securities EMEA plc PNC Capital Markets LLC

Co-Managers:

Academy Securities, Inc.

Banco Bilbao Vizcaya Argentaria, S.A.

BNY Mellon Capital Markets, LLC

Crédit Agricole Corporate and Investment Bank

NatWest Markets Plc

Regions Securities LLC

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about February 6, 2020, which is the seventh business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to February 4, 2020 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Merrill Lynch International at 1-800-294-1322 or HSBC Bank plc at 1-866-811-8049 or Morgan Stanley & Co. International plc at 1-866-718-1649.

MiFID II professionals/ECPs-only/No PRIIPs KID — Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Risk Factors Related to the Notes

The following risk factors supplement the risk factors set forth under the heading “Risk Factors” in the accompanying prospectus supplement.

The amount of interest payable on the floating rate notes is set only once per period based on the three-month EURIBOR rate on the interest determination date, which rate may fluctuate substantially.

In the past, the level of the three-month EURIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month EURIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month EURIBOR rate is not an indication that the three-month EURIBOR rate is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of the three-month EURIBOR rate as an indication of its future performance. You should further note that although the actual three-month EURIBOR rate on an interest payment date or at other times during an interest period may be higher than the three-month EURIBOR rate on the applicable interest determination date, you will not benefit from the three-month EURIBOR rate at any time other than on the interest determination date for such interest period. As a result, changes in the three-month EURIBOR rate may not result in a comparable change in the market value of the floating rate notes.

The Regulation and Reform of “Benchmarks” May Adversely Affect the Value of Floating Rate Notes Linked to or Referencing Such “Benchmarks.”

Interest rates and indices that are deemed to be “benchmarks,” such as EURIBOR, are the subject of recent national and international regulatory guidance and proposals for reform. Some of these reforms are already effective, while others are still to be implemented. These reforms are likely to cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences that cannot be predicted. Any such consequence could have a material adverse effect on any floating rate notes linked to or referencing such a “benchmark.” Regulation (EU) No. 2016/1011 of the European Parliament and of the Council of June 8, 2016, as amended, or the Benchmarks Regulation, was published in the Official Journal of the EU on June 29, 2016, and has applied from January 1, 2018. The Benchmarks Regulation applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark within the EU. It, among other things, requires benchmark administrators to be authorized or registered (or, if non-EU-based, to be subject to an equivalent regime or otherwise recognized or endorsed).

The Benchmarks Regulation could have a material impact on any floating rate notes linked to or referencing a “benchmark,” in particular, if the methodology or other terms of the relevant “benchmark” are changed in order to comply with the requirements of the Benchmarks Regulation. Such changes could, among other things, have the effect of reducing, increasing or otherwise affecting the volatility of the published rate or level of the relevant “benchmark.”

More broadly, any of the international or national reforms, or the general increased regulatory scrutiny of “benchmarks,” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the following effects on certain “benchmarks”: (i) discourage market participants from continuing to administer or contribute to the “benchmark,” (ii) trigger changes in the rules or methodologies used in the “benchmark” or (iii) lead to the disappearance of the “benchmark.” Any of the above changes or any other consequential changes as a result of international or national reforms or other initiatives or investigations, could have a material adverse effect on the value of and return on any floating rate notes linked to or referencing a “benchmark.”

In addition, in the event that EURIBOR ceases to exist, or cannot be used, prior to the maturity of the floating rate notes, the method of calculation and rate of interest payable on the floating rate notes may change. In particular, if we determine in our sole discretion that EURIBOR has been permanently discontinued and an alternate reference rate (the “Alternate Rate”) is used by the Calculation Agent (as defined herein) as a substitute for EURIBOR, the Calculation Agent will, in accordance with our direction, make such adjustments to such Alternate Rate, or the spread thereon, as well as the business day convention, interest determination dates and related provisions and definitions, in each case, that are consistent with market practice for the use of such Alternate Rate. However, if we determine that an Alternate Rate has not been determined for any reason, interest on the floating rate notes will accrue for the next interest period at the same Applicable EURIBOR Rate (as defined herein) as the immediately preceding interest period. See “Description of Notes—Interest on the Notes” in the accompanying prospectus supplement.

Investors should consult their own independent advisers and make their own assessment about the potential risks imposed by the Benchmarks Regulation reforms in making any investment decision with respect to any floating rate notes linked to or referencing a “benchmark.”

Description of Notes

The following description of the terms of the Notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description Of Debt Securities Of Prologis Euro Finance LLC” in the accompanying prospectus. The term “Note” refers to Floating Rate Notes due 2022.

Principal and Interest on the Floating Rate Notes

The per annum interest rate on the notes in effect for each day of an Interest Period (as defined below) will be equal to the Applicable Rate plus 28 basis points, provided, however, that in no event will the interest rate be less than zero.

Interest on the notes will accrue from and including February 6, 2020 or from and including the most recent interest payment date to which interest has been paid or provided for. We will make interest payments on the notes on each February 6, May 6, August 6 and November 6 of each year, with the first interest payment being made on May 6, 2020. We will make interest payments to the person in whose name the notes are registered at the close of business on the 15th calendar day (whether or not a business day) preceding the respective interest payment date.

The interest rate for each Interest Period will be set on February 6, May 6, August 6 and November 6 of each year, and will be set for the initial Interest Period on February 6, 2020 (each such date, a “Interest Reset Date”) until the principal on the notes is paid or made available for payment (the “Principal Payment Date”). If any Interest Reset Date (other than the initial Interest Reset Date occurring on February 6, 2020) and Interest Payment Date would otherwise be a day that is not a business day, such Interest Reset Date and Interest Payment Date shall be the next succeeding business day, unless the next succeeding business day is in the next succeeding calendar month, in which case such Interest Reset Date and Interest Payment Date shall be the immediately preceding business day.

“Interest Period” shall mean the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the maturity date or Principal Payment Date, as the case may be, to, but excluding, such maturity date or Principal Payment Date, as the case may be. If the Principal Payment Date or maturity date is not a business day, then the principal amount of the notes plus accrued and unpaid interest thereon, if any, shall be paid on the next succeeding business day and no interest shall accrue for the maturity date, Principal Payment Date or any day thereafter.

The “Applicable Rate” shall mean the rate determined in accordance with the following provisions:

(1) Two prior TARGET2 days on which dealings in deposits in euros are transacted in the euro-zone interbank market preceding each Interest Reset Date (each such date, an “Interest Determination Date”), Elavon Financial Services DAC, UK Branch, (the “Calculation Agent”), as agent for us, will determine the Applicable Rate which shall be the rate for deposits in euro having a maturity of three months commencing on the first day of the applicable interest period that appears on the Reuters Screen EURIBOR01 Page as of 11:00 a.m., Brussels time, on such Interest Determination Date. “Reuters Screen EURIBOR01 Page” means the display designated on page “EURIBOR01” on Reuters (or such other page as may replace the EURIBOR01 page on that service or any successor service for the purpose of displaying euro-zone interbank offered rates for euro-denominated deposits of major banks). If the Applicable Rate on such Interest Determination Date does not appear on the Reuters Screen EURIBOR01 Page, the Applicable Rate will be determined as described in (2) below.

(2) With respect to an Interest Determination Date for which the Applicable Rate does not appear on the Reuters Screen EURIBOR01 Page as specified in (1) above, the Applicable Rate will be determined on the basis of the rates at which deposits in euro are offered by four major banks in the euro-zone interbank market selected by us (the “Reference Banks”) at approximately 11:00 a.m., Brussels time, on such Interest Determination Date to prime banks in the euro-zone interbank market having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. We will request the principal euro-zone office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Applicable Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards) of such quotations. If fewer than two quotations are provided, the Applicable Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards) of the rates quoted by three major banks in the euro-zone selected by us at approximately 11:00 a.m., Brussels time, on such Interest Determination Date for loans in euro to leading European banks, having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks so selected as aforesaid by us are not quoting as mentioned in this sentence, the relevant interest rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date will be the interest rate in effect on such Interest Determination Date (i.e., the same as the rate determined for the immediately preceding Interest Reset Date).

The amount of interest for each day that the notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the notes (known as the “Actual/360” day count). The amount of interest to be paid on the notes for any Interest Period will be calculated by adding the Daily Interest Amounts for each day in such Interest Period.

The interest rate and amount of interest to be paid on the notes for each Interest Period will be determined by the Calculation Agent. The Calculation Agent will, upon the request of any holder of the notes, provide the interest rate at the time of the last interest payment date with respect to the notes. All calculations made by the Calculation Agent shall in the absence of manifest error be conclusive for all purposes and binding on us and the holders of the notes. So long as the Applicable Rate is required to be determined with respect to the notes, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that such Calculation Agent shall fail duly to establish the Applicable Rate for any Interest Period, or that we propose to remove such Calculation Agent, we shall appoint ourselves or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.

Notwithstanding the foregoing, if we, in our sole discretion, determine that EURIBOR has been permanently discontinued, or the reference to EURIBOR becomes illegal, or most other debt obligations similar to the floating rate notes have converted away from EURIBOR to a new reference rate, the Calculation Agent will use, as directed in writing by us, as a substitute for EURIBOR for each future interest determination date, the alternative reference rate (the “Alternative Rate”) selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice regarding a substitute for EURIBOR. As part of such substitution, the Calculation Agent will, as directed in writing by us, make such adjustments (“Adjustments”) to the Alternative Rate and/or the spread thereon, as well as the business day convention, interest determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the floating rate notes. If we determine there is no clear market consensus as to whether any rate has replaced EURIBOR in customary market usage, we may appoint an independent financial advisor (the “IFA”) to determine an appropriate Alternative Rate, and any Adjustments, and the decision of the IFA will be binding on us, the Calculation Agent, the trustee and the holders. If, however, we determine that EURIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, the rate of EURIBOR for the next interest period will be equal to such rate on the interest determination date when EURIBOR was last available on Reuters Page EURIBOR01, as determined by the Calculation Agent.